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                                                                 EXHIBIT 99.1(b)
FOR IMMEDIATE RELEASE

14 DECEMBER 2000


                           BODYCOTE INTERNATIONAL PLC
                           ("BODYCOTE" OR "THE GROUP")

                CASH OFFER FOR LINDBERG CORPORATION ("LINDBERG")

SUMMARY

* Lindberg is the largest commercial heat treater in North America with a network of 41 plants. Bodycote's North American operations consist of 40 plants, offering hot isostatic pressing, metallurgical coatings and materials testing as well as commercial heat treatment services. The combined group will have a North American business with annualised sales of over $300 million.

* The combination of Lindberg's and Bodycote's North American commercial heat treatment operations will provide Bodycote with an improved position in North America, with a network of 63 plants, from a total of over 700 plants, which will provide a more viable alternative to in house facilities.

* The cash offer values Lindberg's issued share capital at $102.6 million ((pound)70.7 million). Annualised pro forma sales and EBITDA for Lindberg for the year to 31 December 2000 will show $139.5 million ((pound)96.0 million) and $28.5 million ((pound)19.6 million) respectively. Net assets acquired are $63.3 million ((pound)43.6 million), including expected net debt of $56.5 million ((pound)38.9 million).

* The acquisition is expected to be earnings enhancing in the first full year.


*        Bodycote is confident in the prospects for the Group for the year.

*        Enhances Bodycote's organic growth prospects in the medium term.


John Chesworth, Managing Director of Bodycote, said:

"The combination of our two businesses is a major step forward in the realisation of our North American strategic objectives. We have known Lindberg for several years and hold it in high regard. The combined North American group creates a network in commercial metallurgical processing with the breadth necessary to be a strong and attractive alternative to in-house facilities. Our extensive experience of integrating acquisitions and developing the commercial heat treatment industry in Europe and North America places us in an excellent position to maximise the commercial heat treating opportunities of the World's largest economy."

Leo Thompson, President and Chief Executive Officer of Lindberg, said:

"We believe that this agreement will deliver outstanding value for both sets of shareholders and look forward to being part of the enlarged North American commercial heat treatment group."


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ENQUIRIES:

BODYCOTE
On 14 December 2000 via Financial Dynamics, thereafter             01625 505 300

John Chesworth, Managing Director

David Landless, Finance Director


DRESDNER KLEINWORT BENSON                                          020 7623 8000
Jim Hamilton


FINANCIAL DYNAMICS                                                 020 7269 7186
Richard Mountain

An analysts' presentation will be held at Financial Dynamics, 26 Southampton Buildings, WC2, commencing at 9.00am.


Further information on Bodycote and Lindberg can be obtained from their websites which can be viewed at www.bodycote.com and www.lindberght.com respectively.


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             BODYCOTE INTERNATIONAL PLC ("BODYCOTE" OR "THE GROUP")

                CASH OFFER FOR LINDBERG CORPORATION ("LINDBERG")


BENEFITS OF THE ACQUISITION

The acquisition of Lindberg provides Bodycote with an improved position in the provision of commercial heat treatment services in North America. North American demand for commercial heat treatment services has enormous potential as, at present, only 10 per cent. of the total industry is outsourced, of which the enlarged network will service approximately 12 per cent.

The acquisition:

* Creates a group with the critical mass to accelerate the growth of commercial heat treatment services in North America.

* Will generate important cross selling opportunities for other metallurgical services provided by the Bodycote group in North America and Europe.

* Bodycote will introduce initiatives to improve the efficiency and operating performance of Lindberg.

* Anticipates cost savings of $3-5 million ((pound)2.1 - 3.4 million) in the first full year following acquisition.

*        Expected to be earnings enhancing in the first full year.

INFORMATION ON LINDBERG

Lindberg is the largest commercial heat treater in North America, with operations in the United States and in Mexico. Lindberg serves more than 10,000 customers in a range of industries including: aerospace, automotive, oil field equipment, consumer products, agricultural equipment, heavy truck, construction, defence and machine tool markets. Its customers include both component manufacturers and original equipment manufacturers.

Lindberg utilises metallurgical processes to enhance hardness, wear and corrosion resistance or machinability of customer-owned, metal parts. These processes are employed at various points in the manufacturing cycles of both raw materials and industrial components. Typical products that the company heat treats are aircraft components, automotive parts, machine tools and dies, oil-field drill rig parts, bearings, gears, axles, fasteners, golf club heads, bicycle frames, aluminium baseball bats and parts for the Space Shuttle.

Lindberg currently has 41 heat treatment plants, located in the major industrial centres of the Mid-West, California, Texas and the North-East of the United States.

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FINANCIAL INFORMATION ON LINDBERG

In the years ended 31 December 1998 and 1999, Lindberg reported turnover of $125.1 million and $120.5 million and operating profit of $18.1 million and $14.8 million respectively. In the nine months ended 30 September 2000, Lindberg reported turnover of $95.0 million and operating profit of $10.2 million. As at 30 September 2000, the date of the last published quarterly accounts (unaudited), net assets were $63.3 million and net debt was $58.7 million.

After discussions with the management of Lindberg, the Directors of Bodycote believe that the annualised pro forma figures for Lindberg (including the acquisitions made during 2000 of Thermo TerraTech Inc. and Industrial Heat Treating & Metallurgical Company) for the year ending 31 December 2000 will show turnover of $139.5 million ((pound)96.0 million), earnings before interest, depreciation and amortisation of $28.5 million ((pound)19.6 million), operating profit before goodwill amortisation of $19.9 million ((pound)13.7 million), and profit before tax and goodwill amortisation of $16.0 million ((pound)11.0 million). These annualised pro forma numbers include initial cost savings of $3.3 million ((pound)2.3 million) expected for the acquisition of Lindberg.

SUMMARY TERMS OF THE DEAL

Bodycote and Lindberg have announced that they have signed a definitive merger agreement. Under the terms of the agreement, Bodycote will make a cash tender offer of $18.125 per share for all the outstanding shares of Lindberg. The Lindberg Board has approved the transaction and has agreed to recommend the transaction to its shareholders. Based on the number of shares of Lindberg on a fully diluted basis, the transaction has a total equity value, net of option proceeds, of $107.6 million ((pound)74.1 million). Bodycote will also assume Lindberg's expected net debt of $56.5 million ((pound)38.9 million).

It is anticipated that the tender offer will commence within a week, with completion expected as early as January 2001. Completion of the tender offer is subject to customary conditions, including the acquisition by Bodycote of a majority of Lindberg common shares and antitrust clearance.

The acquisition will be funded out of existing resources and certain other facilities that have been put in place for the acquisition.

NORTH AMERICAN COMMERCIAL HEAT TREATMENT INDUSTRY

It is estimated that 90 per cent. of the $20 billion North American heat treating requirement is processed in-house by major manufacturers, such as Ford Motor Company, Caterpillar and General Electric. Commercial heat treaters, like Bodycote and Lindberg, process customer-owned parts as an extension of the manufacturing cycle and account for the remaining 10 per cent. Together, Lindberg and Bodycote will service approximately 12 per cent. of North American commercial heat treatment requirements.

INFORMATION ON BODYCOTE'S HEAT TREATMENT OPERATIONS

Bodycote operates in the field of materials technology and metal processing, with its principal areas of operation comprising heat treatment, hot isostatic pressing, materials testing and metallurgical coatings.

Bodycote's heat treatment division currently has 119 plants in 16 countries around the world, of which 22 are in North America. The division has benefited from the growth in the commercial heat treatment market in the UK and the rest of Europe. The Directors believe that the acquisition of Lindberg will give Bodycote's North American heat treatment division further critical mass and thus become a more viable alternative to in-house facilities. The Directors expect that, over time, the proportion of North American


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heat treatment that is subcontracted will increase towards the higher levels of between 15 per cent. and 25 per cent. presently outsourced in Europe.

CURRENT TRADING AND PROSPECTS

Conditions in the North American commercial heat treatment industry are currently showing an improving trend in both the aerospace and industrial gas turbine industries and some improvement in oil and gas. These gains are expected to be partially offset in 2001 by weakening automotive and heavy truck demand.

Lindberg published its results for the nine months ended 30 September 2000 on 27 October 2000.

Bodycote is confident in the prospects for the Group for the current year and intends to publish its results for the year ending 31 December 2000 on 21 March 2001.

GENERAL

Dresdner Kleinwort Benson North America LLC acted as financial advisor to Bodycote. Jones, Day, Reavis & Pogue LLP acted as external legal counsel to Bodycote. Credit Suisse First Boston acted as financial advisor to Lindberg. Bell, Boyd and Lloyd LLC acted as external legal counsel to Lindberg.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending acquisition of Lindberg by Bodycote. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain necessary antitrust approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Lindberg and Bodycote; costs related to the merger; the inability to achieve synergy resulting from the merger; the economic environment of the food and consumer product manufacturing industry and the general economic environment. More detailed information about these factors is set forth in the reports filed by Lindberg and furnished by Bodycote with the Securities and Exchange Commission. Neither Bodycote nor Lindberg is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Bodycote intends to file an Offer to Purchase and a Letter of Transmittal with the US Securities and Exchange Commission relating to Bodycote's offer to purchase outstanding shares of common stock of Lindberg. All Lindberg stockholders are strongly advised to read the Offer to Purchase and Letter of Transmittal when they are available because they contain important information relating to the offer. These documents will be available at no charge on the SEC's Website at http\\www.sec.gov and may be obtained for free from MacKenzie Partners, Inc. by calling (800) 322 2885.